UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EV ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
26926V 10 7
(CUSIP Number)
Michael E. Mercer
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 651-1144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management Partners, Ltd./76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,880 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

506,880 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

506,880 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	As described in Item 3 below, in connection with the initial public offering of EV Energy Partners, L.P. (the “Issuer”), EnerVest Management Partners, Ltd. (“EnerVest”) may be deemed to have acquired beneficial ownership of an aggregate of 506,880 common units representing limited partner interests in the Issuer and 2,663,830 subordinated units representing limited partner interests in the Issuer. EVEC Holdings, LLC (“EVH”) is the record holder of 138,381 common units and 810,000 subordinated units, CGAS Holdings, LLC (“CGH”) is the record holder of 343,255 common units and 1,698,800 subordinated units, EnerVest is the record holder of 25,244 common units and 155,000 subordinated units are held directly by a limited partnership of which EnerVest is the sole general partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 2,663,830 subordinated units which may be deemed to be beneficially owned by EnerVest may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 5,300 Common Units reported herein as held individually by John B. Walker, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management GP, L.C./76-0629541

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,880 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

506,880 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

506,880 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, EnerVest Management GP, L.C. may be deemed to have acquired beneficial ownership of an aggregate of 506,880 common units representing limited partner interests in the Issuer and 2,663,830 subordinated units representing limited partner interests in the Issuer. These units are held of record by EVH, CGH, EnerVest and a partnership of which EnerVest is the sole general partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 2,663,830 subordinated units which may be deemed to be beneficially owned by EnerVest Management GP, L.C. may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 5,300 Common Units reported herein as held individually by John B. Walker, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EVEC Holdings, LLC/76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		138,381 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

138,381 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

138,381 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.08%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, EVH acquired beneficial ownership of an aggregate of 138,381 common units representing limited partner interests in the Issuer and 810,030 subordinated units representing limited partner interests in the Issuer. These units are held of record by EVH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 810,030 subordinated units held by EVH may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: CGAS Exploration, Inc./31-4367246

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		343,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

343,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

343,255 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, CGAS Exploration, Inc. (“CGAS”) may be deemed to have acquired beneficial ownership of an aggregate of 343,255 common units representing limited partner interests in the Issuer and 1,698,800 subordinated units representing limited partner interests in the Issuer. These units are held of record by CGH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 1,698,800 subordinated units which may be deemed to be beneficially owned by CGAS may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: CGAS Holdings, LLC/31-4367246

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		343,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

343,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

343,255 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, CGH acquired beneficial ownership of an aggregate of 343,255 common units representing limited partner interests in the Issuer and 1,698,800 subordinated units representing limited partner interests in the Issuer. These units are held of record by CGH. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 1,698,800 subordinated units held by CGH may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. Walker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)(2)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		5,300 Common Units(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,880 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,300 Common Units(2)

WITH	10	SHARED DISPOSITIVE POWER:

506,880 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

512,180 Common Units(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, Mr. Walker may be deemed to have acquired beneficial ownership of an aggregate of 506,880 common units representing limited partner interests in the Issuer and 2,663,830 subordinated units representing limited partner interests in the Issuer. These units are held of record by EVH, CGH, EnerVest and a partnership of which EnerVest is the sole general partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Mr. Walker directly acquired 5,300 common units of the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. He acquired such units with personal funds and has sole voting and dispositive power with respect to such units.

(3)	The 2,663,830 subordinated units which may be deemed to be beneficially owned by Mr. Walker may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(4)	Mr. Walker disclaims beneficial ownership of the units held by the EnerVest Entities.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: Jon Rex Jones

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,880 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

506,880 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

506,880 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, Mr. Jon Rex Jones may be deemed to have acquired beneficial ownership of an aggregate of 506,880 common units representing limited partner interests in the Issuer and 2,663,830 subordinated units representing limited partner interests in the Issuer. These units are held of record by EVH, CGH, EnerVest and a partnership of which EnerVest is the sole general partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 2,663,830 subordinated units which may be deemed to be beneficially owned by Mr. Jon Rex Jones may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Mr. Jon Rex Jones disclaims beneficial ownership of the units held by the EnerVest Entities.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: A.V. Jones, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		506,880 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

506,880 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

506,880 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	As described in Item 3 below, in connection with the initial public offering of the Issuer, Mr. A. V. Jones, Jr. may be deemed to have acquired beneficial ownership of an aggregate of 506,880 common units representing limited partner interests in the Issuer and 2,663,830 subordinated units representing limited partner interests in the Issuer. These units are held of record by EVH, CGH, EnerVest and a partnership of which EnerVest is the sole general partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 2,663,830 subordinated units which may be deemed to be beneficially owned by Mr. A.V. Jones, Jr. may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Mr. A.V. Jones, Jr. disclaims beneficial ownership of the units held by the EnerVest Entities.

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of EV Energy Partners, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 800, Houston, Texas 77002.
     EnerVest Management Partners, Ltd. also may be deemed to beneficially own subordinated units of the Issuer (the “Subordinated Units”), which are convertible on a one-for-one basis into Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at September 29, 2006, after giving effect to the issuance by the Issuer of 3,900,000 Common Units in the initial public offering of the Issuer, there were 4,495,000 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by EnerVest Management Partners, Ltd., a Texas limited partnership (“EnerVest”), the sole member of EVEC Holdings, LLC, a Delaware limited liability company (“EVH”); CGAS Exploration, Inc., an Ohio corporation (“CGAS”), the sole member of CGAS Holdings, LLC (“CGH”); Jon Rex Jones, an individual and a United States citizen; A.V. Jones, Jr., an individual and a United States citizen; and John B. Walker, an individual and a United States citizen, EnerVest, EVH, CGAS and CGH are collectively, referred to as the “EnerVest Entities”, and together with Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. are referred to as the “Filing Parties”.
     In connection with the initial public offering of Common Units of the Issuer, EnerVest and CGAS directly and indirectly contributed all of their equity interests in EV Properties, L.P. (“EV Properties”), CGAS Properties, L.P. (“CGAS Properties”) and EV Properties GP, LLC to the Issuer in exchange for an aggregate of 506,880 Common Units and 2,663,030 Subordinated Units of the Issuer issued to the EnerVest Entities and incentive distribution rights issued to EV Energy GP, L.P., a Delaware limited partnership which is the general partner of the Issuer (the “General Partner”) (see Items 3 and 4 below). EnerVest’s principal business is to acquire, exploit, operate and manage oil and gas properties on behalf of institutional investors. The principal business of CGAS is locating and producing natural gas and oil in and around the Ohio area.
     Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. are indirect owners of EnerVest Management GP, L.C. (“EVM GP”), the limited liability company that is the general partner of EnerVest. Mr. Walker is the President and Chief Executive Officer of EVM GP. A wholly-owned subsidiary of EnerVest is the general partner of the partnership that indirectly owns all of the capital stock of CGAS.
     The principal business of each of the other Filing Parties is as follows:
     (1) The principal business of EVH is to hold, vote and dispose of the Common and Subordinated Units it holds. As the sole member of EVH, EnerVest exercises control over EVH.
     (2) The principal business of CGH is to hold, vote and dispose of the Common and Subordinated Units it holds. As the sole member of CGH, CGAS exercises control over CGH.
     The business address of the Filing Parties is 1001 Fannin Street, Suite 800, Houston, Texas 77002.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.
     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of EVM GP and CGAS (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on April 17, 2006, as a Delaware limited partnership to own and operate the business that has historically been conducted by EV Properties and its subsidiaries and a portion of the business of CGAS. In connection with the closing of the Issuer’s initial public offering of Common Units on September 29, 2006, EnerVest and the other owners of EV Properties conveyed all of the partnership interests in EV Properties to the Issuer and CGAS conveyed oil and gas properties to the Issuer. In exchange for those partnership interests and oil and gas properties, the EnerVest Entities received an aggregate of 506,080 Common Units and 2,663,830 Subordinated Units of the units issued to the EnerVest Entities, 25,244 common units are held directly by EnerVest, 138,381 Common Units and 810,030 Subordinated Units are held directly by EVH, 343,255 Common Units and 1,698,800 Subordinated Units are held directly by CGH and 155,000 Subordinated Units are held directly by a limited partnership of which Enervest is the sole general partner.
     On September 29, 2006, Walker purchased 5,300 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering at a per unit price of $20.00 (the price at which the Common Units were sold to the public in the public offering) and used personal funds for such purchase.
Item 4. Purpose of Transaction
     On September 29, 2006, the EnerVest Entities acquired 506,880 Common Units for investment purposes as partial consideration of EnerVest’s and CGAS’s contribution to the Issuer of the partnership interest in EV Properties and oil and gas properties in connection with the closing of the Issuer’s initial public offering. Additionally, Walker purchased 5,300 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. Representatives of the EnerVest Entities serve on the board of directors of EV Management, LLC, which is the general partner of the General Partner (the general partner of the Issuer), and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) As more fully described in Item 6 below, under certain circumstances, the 2,663,830 Subordinated Units of the Issuer beneficially owned by the EnerVest Entities are convertible into Common Units on a one-for-one basis.

     The underwriters in the initial public offering of the Issuer have an option, which may be exercised at or prior to October 29, 2006, to purchase an additional 585,000 Common Units from the Issuer pursuant to the terms of underwriting agreement among the Issuer, certain of its affiliates and the underwriters named therein, dated September 26, 2006 (the “Underwriting Agreement”). If the underwriters exercise their option, the proceeds of the underwriters’ purchase of additional Common Units will be used to redeem from the EnerVest Entities the same number of Common Units as are purchased by the underwriters pursuant to the option.
     The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is incorporated herein.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     The EnerVest Entities are the record and beneficial owners of 506,880 Common Units, which in the aggregate represents approximately 11.28% of the outstanding Common Units. The EnerVest Entities also hold 2,663,830 Subordinated Units which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6.
     As a result of Messrs. Walker’s, Jon Rex Jones’ and A.V. Jones, Jr.’s indirect ownership of the general partner of EnerVest, and the relationship of EnerVest to EVH, EnerVest to CGAS, and CGAS to CGH, as described in Item 2, EnerVest and Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held of record by the EnerVest Entities. Messrs. Walker, Jon Rex Jones and A.V. Jones, Jr. disclaim beneficial ownership of the units held by the EnerVest Entities.
     Walker is the record holder of 5,300 Common Units, which represent 0.11% of the outstanding Common Units. Walker has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any additional Common Units. Certain of the persons named in Schedule 1 to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule 1.
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by the EnerVest Entities. Walker has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. Pursuant to the terms of the Issuer Partnership Agreement, all of the Subordinated Units will convert to Common Units on a one-for-one basis after September 30, 2008, if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of EV Energy Partners, L.P. (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-134139)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: October 9, 2006

ENERVEST MANAGEMENT PARTNERS, LTD.

By: EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser

Mark A. Houser
Executive Vice President and
Chief Operating Officer

EVEC HOLDINGS, LLC

By: EnerVest Management Partners, Ltd., its sole member

By: EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser

Mark A. Houser
Executive Vice President and
Chief Operating Officer

CGAS EXPLORATION, INC.

By:	/s/ Mark A. Houser

Mark A. Houser
President and Chief Operating Officer

S-1

CGAS HOLDINGS, LLC

By: CGAS Exploration, Inc., its sole member

By:	/s/ Mark A. Houser

Mark A. Houser
President and Chief Operating Officer

/s/ John B. Walker

John B. Walker

/s/ Jon Rex Jones

Jon Rex Jones

/s/ A.V. Jones, Jr.

A.V. Jones, Jr.

S-2

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
EnerVest Management GP, L.C.

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John B. Walker	President, Chief Executive Officer; Mr. Walker also serves as the Chief Executive Officer of GP LLC, the general partner of the General Partner, the general partner of the Issuer	*

Mark A. Houser	Executive Vice President, Treasurer and Secretary, and Chief Operating Officer; Mr. Houser also serves as the President and Chief Operating Officer of GP LLC, the general partner of the General Partner, the general partner of the Issuer	-0-

James M. Vanderhider	Executive Vice President and Chief Financial Officer	-0-

Barbara J. King	Senior Vice President Western Division	-0-

Kenneth Mariani	Senior Vice President Eastern Division	-0-

L. Todd Guest	Vice President	-0-

Robert L. Hixon	Vice President	-0-

Stephen McDaniel	Vice President	-0-

Jean Scates	Vice President	-0-
Each of the above named persons is a United States citizen.
The principal business address for each of the persons listed above is c/o EnerVest Management Partners, Ltd.., 1001 Fannin Street, Suite 800, Houston, Texas 77002.

*	See the cover page for Mr. Walker, line 11 of which is incorporated herein
CGAS Exploration, Inc.

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
Mark A. Houser	President and Chief Operating Officer	-0-

James M. Vanderhider	Vice President, Chief Financial Officer, Treasurer and Secretary	-0-

Kenneth Mariani	Executive Vice President — Exploration	-0-

Dave Elkin	Executive Vice President — Field Operations	-0-

L. Todd Guest	Controller	-0-
Each of the above named persons is a United States citizen.
The principal business address for each of the persons listed above is 1001 Fannin Street, Suite 800, Houston, Texas 77002.
Schedule I-1

Exhibit Index

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of EV Energy Partners, L.P. (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-134139)).